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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        AMENDMENT NO. 14
                               TO
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*

                     TEMTEX INDUSTRIES, INC.
=================================================================
                        (Name of Issuer)

             Common Stock, par value $.20 per share
================================================================
                 (Title of Class of Securities)

                           88 0236203
================================================================
                         (CUSIP Number)

                        James E. Upfield
                     13221 Glad Acres Drive
                       Dallas, Texas 75234
                         (972) 247-5893
================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 19, 2002
================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.  [   ]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits.
See 240.13d-7 (6) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88 0236203                      Amendment No. 14 to 13D



(1)  Name of Reporting Person                   James E. Upfield
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                  (a)   [   ]
     Member of a Group                               (b)   [   ]

(3)  SEC Use Only

(4)  Source of Funds                                          PF

(5)  Check Box if Disclosure of                            [   ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of            United States of America
     Organization

Number of Shares Beneficially Owned
by Each Reporting Person with:

     (7)    Sole Voting Power                           --------
     (8)    Shared Voting Power                        1,629,190
     (9)    Sole Dispositive Power                     1,354,440
     (10)  Shared Dispositive Power                       24,750

(11) Aggregate Amount Beneficially                     1,629,190
     Owned by Each Reporting Person

(12) Check Box if the Aggregate                            [   ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                        44.1%(FN-1)
     Amount in Row (11)

(14) Type of Reporting Person                                 IN



---------------------
FN-1 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, and taking into account the exercise of the Warrant Shares by the Noteholders (See Item
     4).

                        AMENDMENT NO. 14
                               TO
                          SCHEDULE 13D

                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, $.20 par value (the "Shares"), of TEMTEX INDUSTRIES, INC., a Delaware Corporation (the "Issuer"), filed by James E. Upfield (the "Reporting Person"), as amended prior to the date hereof, is hereby further amended and supplemented as follows pursuant to this Amendment No. 14:

1.   Security and Issuer.
     -------------------

     NOT AMENDED.

2.   Identity and Background.
     -----------------------

     NOT AMENDED

3.   Source and Amount of Funds or Other Consideration.
     -------------------------------------------------

     NOT AMENDED

4.   Purpose of Transaction.
     ----------------------

     The response to Item 4 is hereby supplemented by adding the following additional paragraph:

     On July 19, 2002, the Reporting person entered into a Voting Agreement with the Issuer and all of the holders of the Subordinated Convertible Notes the Issuer issued on the same date (collectively the "Noteholders"). Under the terms of the Voting Agreement (A) the Reporting Person agreed to vote all of his shares of common stock for up to three (3) board designees nominated by the Noteholders, (B) the Noteholders agreed to vote all of their shares of common stock, if any, for up to three (3) board designees nominated by the Reporting Person, and (C) the Issuer agreed, consistent with its fiduciary obligations to its shareholders and others, to give effect to the nominations made by each of the constituent groups. The Voting Agreement will terminate upon (1) a change of control of the business, (2) at such time as the Noteholders own less than $200,000 principal amount of the Convertible Notes or less than 120,000 conversion shares, as may be adjusted, (3) July 19, 2007 or (4) upon agreement between the parties. Further, each side (meaning, the Noteholders, on the one hand, and the Reporting Person, on the other) has the ability to terminate the Voting Agreement at any time if the Issuer shall fail to observe the nomination of that side.

     Under the terms of the Voting Agreement, the Reporting Person will have shared voting power over any shares of the Issuer's common stock acquired by the Noteholders during the term of the Voting Agreement. As of the date of this report, no Noteholder directly owns any of the common stock of the Issuer. However, commencing July 19, 2003, the Convertible Notes are convertible, at the option of the holders thereof, into shares of common stock of the Issuer at an initial conversion price of $0.60 per share (the "Conversion Shares"). As a result, the $750,000 original principal amount of the Convertible Notes would collectively convert, as of the date of this report, into 1,250,000 shares, or approximately 26.6% of the Issuer's outstanding shares, assuming only the conversion of the Convertible Notes. The Convertible Notes are convertible prior to July 19, 2003 upon an event of default at the election of the holders, as defined in the Convertible Notes. Lastly, to the extent the holders of the Convertible Notes do not voluntarily elect to receive the prepayment of the notes in connection with certain sale events set forth in the Convertible Notes, they will automatically convert upon the occurrence of such event at the then existing conversion price. Barring the occurrence of one of these events, the Noteholders cannot elect to convert their Convertible Notes until July 19, 2003. If and when all or a portion of the Convertible Notes are converted, the shares of common stock issued in such conversion will be subject to the Voting Agreement, unless previously terminated.

     In connection with the sale of the Convertible Notes, the Issuer also issued to the Noteholders four common stock purchase warrants exercisable for an aggregate of 250,000 shares of the Issuer's common stock (the "Warrant Shares"). The warrants are immediately exercisable and for a period of five years at a per share purchase price of $0.60. At such time as any of these warrants are exercised, all shares of common stock so purchased will be subject to the Voting Agreement, unless previously terminated.

     In connection with these transactions, the Board of Directors has been increased from five (5) to six (6) members with the current slate consisting of The Reporting Person, Scott Upfield, Richard Griner, William Y. Tauscher, Richard Anderson and David Dalton. As part of this restructuring of the board, the Reporting Person has agreed to step down from the Chairmanship and Mr. Tauscher, one of the Noteholders, has assumed the role of Chairman of the Board pursuant to the terms of a Services Agreement between the Issuer and Mr. Tauscher. Should Mr. Tauscher die before his term under the Services Agreement, the Director designees of the Noteholders have the right to select a new Chairman to complete the unexpired term of Mr. Tauscher's Services Agreement provided that the terms and conditions of the new chairman's services are substantially similar to Mr. Tauscher's Services Agreement.

     Furthermore, Mr. Richard Anderson, one of the Noteholders, has agreed, effective July 19, 2002 to assume the role of the Issuer's Chief Executive Officer and President pursuant to the terms of an Employment Agreement commencing on such date and continuing until July 19, 2005. In connection with his employment offer, the Issuer granted Mr. Anderson on July 19, 2002 an option exercisable for 500,000 shares (the "Option Shares") of the Issuer's common stock at an exercise price of $0.55 per share. The Option Shares vest in three equal installments on the first, second and third anniversaries of the date of grant. If and when all or a portion of these options are exercised, the shares of common stock underlying these options will be subject to the Voting Agreement, unless previously terminated.

5.   Interest in Securities of the Issuer.
     ------------------------------------
     The response to Item 5 is hereby supplemented by adding the following additional paragraph:

     As of the filing of this Amendment No. 14, the Reporting Person beneficially owned an aggregate of 1,629,190 Shares, representing approximately 44.1% of the 3,444,641 Shares issued and outstanding on June 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002, and assuming the full exercise of the Warrant Shares.

     Of such Shares, the Reporting Person had (i) indirect beneficial ownership with shared voting and shared investment power of 24,750 Shares which are owned of record by HUTCO, a partnership comprised of the Reporting Person and Betty R. Howard, and (ii) direct beneficial ownership sole investment power over 1,354,440 Shares but shared voting power of such shares with the Noteholders pursuant to the Voting Agreement.

     The Reporting Person also has indirect beneficial ownership over the 250,000 Warrant Shares that may be exercised by the Noteholders as of the date of this report.

     For the duration of the Voting Agreement, the Reporting Person will gain beneficial ownership over any shares of the Issuer's common stock any of the Noteholders may purchase in the future, including all or any portion of the Option Shares, the Warrant Shares or the Conversion Shares.

6.   Contracts, Arrangements, or Understandings with Respect to
     Securities of the Issuer.
     -----------------------------------------------------------

     The response to Item 6 is hereby supplemented by adding the following additional paragraph:

     Please see the Reporting Person's Response to Item 4 above.

7.   Material to be Filed as Exhibits.
     --------------------------------

     (a) Voting Agreement by and among James Upfield, the Registrant, William Y. Tauscher, Richard Anderson, David Dalton, and the Leonard Kee Living Trust dated as of July 19, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer's Form 10-Q for the period ended May 31, 2002 and filed with the Commission on July 22, 2002).

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 to Schedule 13D is true, complete and correct.

Date:     July 25, 2002


                                   /s/  JAMES E. UPFIELD
                              -----------------------------------
                              James E. Upfield


            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).